Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

July 31, 2023

United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street N.E. Washington D.C. 20549 Attn: David Lin

Re:	Salt Blockchain Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed September 10, 2021 Response Dated July 25, 2022 File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated September 6, 2022, regarding the above-referenced Amendment No. 4 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 4 to the Form 10 on September 10, 2021. For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Response Dated July 25, 2022

General

1.

We note your response to comment 1 of our letter of May 9, 2022. Please provide us with the following additional information related to the derecognition model you use in situations where you repledge or rehypothecate borrower collateral. Specifically, provide us a detailed analysis that addresses the following:

●	Your view on whether the counterparty to the rehypothecation meets the definition of a customer in ASC 606-10-20, such that revenue would result from the transfer;
●	How you evaluated whether you transferred control of the collateral to the counterparty upon rehypothecation. Refer to ASC 606-10-25-25 through 26; and
●	If you believe you transferred control, how you considered the guidance in SAB 121 regarding any obligation you have to safeguard the collateral.

United States Securities and Exchange Commission

July 31, 2023

RESPONSE: ASC 606-10-20 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Management notes that the counterparties to which the digital asset collateral is rehypothecated do not meet this definition to be considered customers of the Company. This is because the counterparties are not obtaining any goods or services from the Company, they are merely providing the Company a loan. Therefore, the transfer does not result in the recognition of revenue.

ASC 606-10-25-25 states that control is obtained upon the ability to direct the use of and obtain substantially all of the remaining benefits from an asset. The benefits of an asset are the potential cash flows that can be obtained directly or indirectly, such as by using the asset to produce goods or provide services, using the asset to enhance the value of other assets, using the asset to settle liabilities or reduce expenses, selling or exchanging the asset, pledging the asset to secure a loan, or holding the asset. Management notes that the third-party lenders have the ability to re-pledge, re-hypothecate, re-lend, sell, or otherwise transfer collateral received from the Company. Upon re-pledging, the third-party lenders will benefit from the increase in price of the digital assets and they therefore obtain control of the asset. Since the third party lenders have the ability to re-pledge the digital asset collateral, control is transferred to the third party lenders upon receipt of the digital asset collateral. Because the third-party lenders obtain control of the digital asset collateral upon receipt, in accordance with SAB 121, the obligation to safeguard the collateral lies with the third party lenders.

Although ASC 606-10-25-26 states “[w]hen evaluating whether a customer obtains control of an asset, an entity shall consider any agreement to repurchase the asset,” management notes that this guidance is not applicable to the Company’s re-pledging of customer collateral, as the Company is not required to repurchase the collateral. Instead, it is due back to the Company in the same amount that was pledged as long as the Company repays the loan.

In March 2022, SAB 121 was issued with an effective date of April 11, 2022. Accordingly, as of the date of the Company’s Form 10 filing (September 10, 2021), SAB 121 was not issued or effective and was not considered in the accounting treatment for digital asset collateral. The Company adopted SAB 121 effective January 1, 2022 and is updating the accounting treatment of digital asset collateral accordingly. For periods prior to adoption, only collateral that is repledged is recorded on the Company’s balance sheet. A receivable is recorded to represent the obligation of the third-party lender to return the repledged collateral to the Company. A payable is also recorded to represent the Company’s obligation to return the collateral back to the customer. The receivable is recorded at cost less impairment, and the liability is recorded at fair value and marked to market on a quarterly basis. Upon adoption of SAB 121, all customer collateral, whether it is repledged or not, will be recorded as an asset of the Company on the balance sheet. The liability to return the collateral to the customer will also be recorded. Under SAB 121, both the asset and liability relating to the collateral will be recorded at fair value and marked to market on a quarterly basis.

United States Securities and Exchange Commission

July 31, 2023

2.

We note your response to comment 2 of our letter of May 9, 2022. Please tell us how you determined that the receivable created when the Company repledges digital asset collateral is within the scope of ASC 310. In addition, tell us how you considered whether the receivable contains an embedded derivative.

RESPONSE: ASC 310-10-15-3 notes that the guidance in section 310 does not apply to mortgage banking activities or contracts that are required to be accounted for as derivatives. As the receivable created when the Company repledges collateral does not fall into either of those categories, it is in scope of ASC 310.

Management notes that the receivable represents a digital asset. For accounting purposes, digital assets are treated as intangibles, which are recorded at cost less impairment. Accordingly, the collateral receivable is recorded at cost less impairment.

3.

We note the table on page F-19 in your December 31, 2021 10-K. Please define for us collateral repledged for investing and collateral repledged for financing. In addition, tell us whether your accounting model for derecognition is different depending on the purpose for which collateral is repledged.

RESPONSE: Collateral repledged for financing represents collateral that was repledged to third party lenders as collateral to obtain loans for the Company. Collateral repledged for investing represents collateral that was used to invest in various digital asset derivatives and other investments, including Grayscale Bitcoin Trust and Grayscale Ethereum Trust shares. The accounting model for derecognition is the same for all collateral repledged, regardless of purpose.

4.

We note your response to comment 4 of our letter of May 9, 2022 and your responses to comments 30, 3, and 8 from our letters dated June 8, 2021, August 13, 2021, and October 27, 2021, addressing the question of whether the Company is an investment company under any of Section 3(a)(1) of the 1940 Act. To assess whether an issuer is an investment company under Section 3(a)(1)(C), the statutory calculation must be performed on an unconsolidated basis. We renew our request for a legal analysis of the application of Section 3(a)(1)(C) to the Company’s business, including a breakdown of the statutory calculation by its constituent parts, supported by an unconsolidated balance sheet as of a recent date. Furthermore, based on the information that you have provided to date, we do not have a sufficient basis upon which to concur with your view that certain of the Company’s holdings in Grayscale Bitcoin Trust and Ethereum Bitcoin Trust are not investment securities for purposes of Section 3(a)(1)(C). Please provide a supplemental legal analysis supporting your position, with an emphasis on relevant judicial, Commission and/or staff precedent.

United States Securities and Exchange Commission

July 31, 2023

RESPONSE: On behalf of the Company, we note that the Company has not asserted that its holdings of Grayscale Bitcoin Trust and Grayscale Ethereum Trust are not investment securities for purposes of Section 3(a)(1)(C). Our prior response to comment 8 in our letter dated March 11, 2022, in fact acknowledged that these holdings of Grayscale Bitcoin Trust and Grayscale Ethereum Trust are investment securities: “Such investment securities were purchased in an effort to maintain low fees for customer-borrowers by avoiding third party fees relating to custody, storage and transfer of digital asset collateral, support the Company’s capital management strategy by generating additional assets to be used in support of the Company’s lending business as part of loans, and to reduce risks relating to the management and custody of significant amounts of digital asset collateral.”

In response to your inquiry above, none of these securities are held by the Company on an unconsolidated basis. Such securities are held by Marvel Dealings, LLC and Mayacama Ltd., two wholly owned subsidiaries of the Company. The Company, on an unconsolidated basis, holds only securities issued by its wholly owned subsidiaries, which are not investment securities under Section 3(a)(2) of the 1940 Act. Accordingly, none (i.e. less than 40%) of the Company’s total assets are investment securities, and the Company is therefore not an investment company under Section 3(a)(1)(C) of the 1940 Act. In support of such determination, we plan to supplementally provide to the Staff an unconsolidated balance sheet as of December 31, 2021.

As described in our letter dated March 11, 2022, we believe that the Company is also excepted from the Section 3(a)(1)(C) definition of “investment company” by Section 3(b)(1) of the 1940 Act. Although it is outside the scope of your question above, we note that Marvel Dealings, LLC and Mayacama Ltd. are also primarily engaged in the business of providing loans collateralized by digital assets. For the same reasons as we have stated with respect to the Company, these wholly owned subsidiaries of the Company are not investment companies under Section 3(a)(1)(A) of the 1940 Act. They are also excepted from the Section 3(a)(1)(C) definition of “investment company,” by Section 3(b)(3) of the 1940 Act, because all of their outstanding securities are held by the Company. We respectfully refer the Staff to the more wholesome discussion of these factors set forth in our prior response to comment 8 in our letter, dated March 11, 2022, relating to the inapplicability of the definition of “investment company” under Section 3(a)(1)(A) of the 1940 Act and the exemption from the definition of “investment company” under Section 3(b)(1) of the 1940 Act.

Cover Page

5.

We note your response to comment 6 of our letter of May 9, 2022 that “[a]s of June 2020, the Company became a remote-first company” and, accordingly, do not “maintain a principal executive office,” as well as your related cover page disclosure that you “do not maintain a headquarters.” Please revise the cover page to provide the address and phone number of your principal executive offices as required by the form and to facilitate compliance with Securities Exchange Act Rules 14a-8 and 14d-3(a)(2)(i).

United States Securities and Exchange Commission

July 31, 2023

RESPONSE: The Company acknowledges the Staff’s comment and will revise the cover page to provide the address and phone number of the Company’s principal executive offices.

Please contact Shawn Owen, the Chief Executive Officer of the Company, at (303) 243-5018, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl